CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
Group and Related               (X)                 ( ) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                Quantity                    %
   Derivatives                   Securities Characteristics

----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                          8,993,330,119         14.17%           7.93%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                            381,085,009         0.76%           0.34%
----------------------------------------------------------------------------------------------------------------------------
                                                     Operations in the Month
----------------------------------------------------------------------------------------------------------------------------
                                                          Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                  Securities Characteristics                   Quantity                    %
   Derivatives
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                          8.993.330.119         14.17%           7.93%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                          381.085.009           0.76%           0.34%
----------------------------------------------------------------------------------------------------------------------------


                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
                                (X)
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 ( ) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                              Quantity                      %
   Derivatives                 Securities Characteristics

----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Common                          38,334,430,3500         60.40%           33.79%
----------------------------------------------------------------------------------------------------------------------------
      Shares                            Preferred                         7,493,134,789          14.99%           6.60%
----------------------------------------------------------------------------------------------------------------------------
                                  Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                  Securities Characteristics                   Quantity                    %
   Derivatives
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                          38,334,430,500        60.40%           33.79%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                         7,493,134,789         14.99%           6.60%
----------------------------------------------------------------------------------------------------------------------------


                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
                                ( )
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 ( ) Management            ( )                        (X)
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                Securities Characteristics                    Quantity                    %
   Derivatives
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                               163                0%               0%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                           69,762,753          0.140%           0.060%
----------------------------------------------------------------------------------------------------------------------------
                             Operations in the Month
----------------------------------------------------------------------------------------------------------------------------
   Securities /                                           Operation       Day       Quantity    Price          Volume
   Derivatives         Securities         Intermediary                                                       (R$) (3)
                    Characteristics
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator Doria           Sell           19        980,000  R$ 65.00  R$   63,700.00
                                      Atherino S/A
                                      Corretora de
                                      Valores
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator                 Sell           19      1,320,000  R$ 65.03  R$   85,839.00
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator                 Sell           19        600,000  R$ 65.10  R$   39,060.00
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator                 Sell           19        120,000  R$ 65.16  R$     7,819.20
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator                 Sell           19      1,150,000  R$ 65.25  R$   75,037.50
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator                 Sell           19        600,000  R$ 65.29  R$   39,174.00
----------------------------------------------------------------------------------------------------------------------------
      Shares                                             Total Sell                4,770,000            R$ 310,630.30
----------------------------------------------------------------------------------------------------------------------------
                                                        Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                  Securities Characteristics                   Quantity                    %
   Derivatives
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                               163                0%               0%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                           63,992,753          0.128%           0.056%
----------------------------------------------------------------------------------------------------------------------------
The difference between the initial balance and final balance refers to the composition of the technical committee



                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
                                ( )
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 (X) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                Quantity                    %
   Derivatives                   Securities Characteristics

----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                           57,330,000           0.11%           0.05%
----------------------------------------------------------------------------------------------------------------------------
                                  Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                  Securities Characteristics                   Quantity                    %
   Derivatives
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                           57,330,000           0.11%           0.05%
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Company Name: Pao de Acucar S/A - Industria e Comercio
----------------------------------------------------------------------------------------------------------------------------
                                ( )
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 (X) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                Quantity                    %
   Derivatives                   Securities Characteristics

----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                           150,853,559          86.92%           86.92%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                             4.101             75.37%           0.002%
----------------------------------------------------------------------------------------------------------------------------
                                                          Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                  Securities Characteristics                   Quantity                    %
   Derivatives
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                           150,853,559          86.92%           86.92%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                             4,101             75.37%           0.002%
----------------------------------------------------------------------------------------------------------------------------
